(212) 474-1912

March 5, 2010
Airgas, Inc.
Schedule TO-T
Filed by Air Products Distribution, Inc. and Air Products and Chemicals, Inc.
Filed February 11, 2010
File No. 5-38422

Dear Ms. Campbell Duru:

On behalf of our clients Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Parent (together with Parent, “Air Products”), set forth below are the responses of Air Products to certain comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in the letters from you dated as of February 22, 2010 (the “February 22 Comment Letter”) and March 2, 2010 (the “March 2 Comment Letter” and, together with the February 22 Comment Letter, the “Comment Letters”), regarding the above-referenced filing (the “Schedule TO”).

Air Products has filed an amendment to the Schedule TO in the form attached hereto as Exhibit A (“Amendment No. 1”).  This amendment includes revised disclosure to address certain of the Staff’s comments in the Comment Letters.

For your convenience, each comment from the Comment Letters has been reproduced below and is followed by Air Products’ response to such comment.  Capitalized terms used but not defined in this letter shall have the meanings specified in the Schedule TO.

*  *  *

The February 22 Comment Letter

Acceptance for and Payment for the Shares, page 14

1.
We note your disclosure here that Air Products reserves the right to assign or transfer to one or more affiliates the right to purchase the shares tendered in the offer.  Please note that if the filing persons transfer such rights, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T.  This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity.  Please confirm your understanding in your response letter.

Air Products confirms its understanding that if it assigns or transfers to one or more affiliates the right to purchase the shares tendered in the offer, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T.  Air Products further confirms its understanding that such addition may necessitate an extension of the offer period and may require the Schedule TO to be revised to provide all of the disclosure required by the Schedule TO as to that entity.

Source and Amount of Funds, page 24

2.
Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through.  If none, revise to state this fact.  Refer to Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, in Amendment No. 1, the Purchaser has stated that other than the Acquisition Facility, no alternative financing arrangements are in place at this time.

3.
Your current disclosure describes generally the terms of the Credit Facility and indicates that the Facility will contain representations, warranties and covenants that are “customary for credit facilities of this nature”.  When available, please revise this section in the Offer to Purchase to disclose the specific terms of the Credit Facility.  Refer to Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

We acknowledge the Staff’s comment and will file an amendment to the Schedule TO that discloses the specific terms of the Acquisition Facility as necessary when such terms are available.

2

4.
Please refer to our comment above.  Please revise to include the terms of any other material terms or conditions of the loan arrangements once finalized.  For example, we note the explanation on page 28 regarding the reasons for Air Products’ reduction in the offer price from $62 to $60.  The reduction is attributed, in part, to the fees that the bidders contemplate paying to the lenders due to the increased costs of a non-negotiated deal.  Additionally, a condition precedent in Exhibit B to the Commitment Letter conditions financing on receipt of all fees invoiced by the lenders, administrative agent and lead arranger prior to the effective date.  Please revise to disclose such fees or advise as to why such disclosure is immaterial.  Refer to Item 1007(d)(1) of Regulation M-A.

We acknowledge the Staff’s comment and will file an amendment to the Schedule TO that discloses the material terms and conditions of the Acquisition Facility as necessary once finalized.

We respectfully submit that the Schedule TO currently contains disclosure of the fees to the extent material to Airgas’s stockholders.  The Schedule TO discloses that Air Products will need approximately $7 billion to purchase all outstanding Shares at $60 per Share, to refinance certain debt and to pay related fees and expenses (which would include commitment fees, other financing fees and other expenses of the lenders payable by Air Products).

Dividends and Distributions, page 34

5.
We note the disclosure regarding the adjustments to the offer price or amount of shares that will be purchased that could occur upon the occurrence of the events specified in the first paragraph and in the second paragraph.  Please note that in our view, if you reduce the offer consideration or amount of securities that will be purchased in response to the delineated events, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-l(b).  Please revise your disclosure accordingly.

In response to the Staff’s comment, in Amendment No. 1, the Purchaser has stated that if it makes any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, it will inform Airgas’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

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Conditions to the Offer, page 34

6.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In that regard, we note the “impairment condition” described on page 10 which conditions the offer on “Airgas not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Air Products’ ability to acquire Airgas or otherwise diminishing the expected value to Air Products of the acquisition of Airgas...” (emphasis added).  As drafted, the breadth of what would constitute an impairment is not clearly described.  Additionally, determination of whether an impairment had occurred would be left to the sole determination of the filing persons/bidders.  Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e).  Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

In response to the Staff’s comment, in Amendment No. 1, Air Products has stated that the Purchaser shall make all determinations regarding the matters referred to in the Impairment Condition in its reasonable judgment.

7.
We refer to the last paragraph of this section and the disclosure relating to your failure to exercise any of the rights described on the preceding pages and what you deem to constitute a waiver.  This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not it has waived such condition.

With respect to conditions that, pursuant to the terms of the Offer, must be satisfied as of the expiration date but are not satisfied at that time, Air Products will determine at the expiration date whether to (1) terminate the Offer in accordance with its terms, (2) waive such condition or conditions and accept tendered Shares for payment (subject to any legal obligation to extend the Offer to give notice of the waiver) or (3) extend the Offer to allow additional time for such conditions to be satisfied or for Air Products to decide to waive such conditions.  With respect to any of the other conditions to the Offer that are not satisfied as of the expiration date, Air Products will determine at that time whether to (1) terminate or extend the Offer in accordance with its terms, (2) waive such condition or conditions and accept for payment or pay for the Shares (subject to any legal obligation to extend the Offer to give notice of the waiver) or (3) delay acceptance for payment or payment for the Shares until satisfaction of such conditions to the Offer.  In either case, a decision by Air Products to extend the Offer by reason of an unsatisfied condition does not constitute a waiver by Air Products of its rights, at any future date, to terminate the Offer in accordance with its terms by reason of the unsatisfied condition or to waive the unsatisfied condition.

Air Products will notify shareholders promptly after it has determined to waive or assert any condition to the Offer.

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The March 2 Comment Letter

General

1.
Reference is made to the soliciting materials filed on February 12, 18, 22 and 25, 2010.  Given that the materials also relate to the ongoing tender offer, please amend the Schedule TO-T and file such soliciting materials as exhibits to the Schedule TO.  Ensure that EDGAR reflects each such filing for purposes of the solicitation and SCH TO-T to the extent appropriate.  Refer to Item 1016 of Regulation M-A.

In response to the Staff’s comment, in Amendment No. 1, Air Products has added the indicated soliciting materials as exhibits to the Schedule TO.  Air Products acknowledges the Staff’s comment and will ensure that EDGAR reflects each such filing for purposes of the solicitation and Schedule TO-T to the extent appropriate.

Soliciting Materials filed February 22, 2010

2.
Please refer to the press release dated February 22, 2010.  Please set forth your analysis and provide further support for your assertion that the conditions to the offer are not so broad that they render the offer illusory.  In this regard, it would appear that the bidders, in their sole discretion, will be able to assert as a condition the condition against the payment of dividends.  Please advise us of the bidders’ intentions with respect to this condition in light of the fact that prior to the launch of the offer, the bidders were aware of the $0.22 dividend the Company declared and were aware that the dividend is scheduled to be paid prior to the expiration of the offer.  Do the bidders intend on waiving this or any other conditions that already were present at the time of the commencement of the offer?  Please clarify.

Air Products respectfully submits that, overall, the conditions to the Offer are not within the control of Air Products, make use of “reasonableness” qualifiers as appropriate to permit objective verification and, to Air Products’ knowledge, are currently capable of being fulfilled.  As a result, Air Products believes the conditions to the Offer do not render its Offer illusory.

5

In this regard, we note that, in Amendment No. 1, Air Products has stated that the Purchaser shall not assert a failure of the condition to the Offer relating to Airgas’s declaration or payment of dividends (set forth in clause (e) of paragraph (vi) of Section 14 of the Offer to Purchase) solely as a result of the declaration and payment by Airgas of the dividend of $0.22 per share of Common Stock declared on January 28, 2010 and payable on March 31, 2010 to Airgas stockholders of record as of March 15, 2010.

We also note that, in response to comment number 6 of the February 22 Comment Letter, in Amendment No. 1, Air Products has stated that the Purchaser shall make all determinations regarding the matters referred to in the Impairment Condition in its reasonable judgment.  Please see our response to this comment above.

3.
Please refer to our prior comment.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the bidders’ understanding in your response letter.

Please see our response to comment number 7 of the February 22 Comment Letter, as set forth above.

*  *  *

Closing Information

As requested by the Staff in the closing comments of the Comment Letters, attached hereto as Annex A is a written acknowledgment of certain matters by Air Products and Chemicals, Inc. and Air Products Distribution, Inc.

If you have any questions regarding the contents of this letter, please contact me at the number listed above.

Respectfully,

James C. Woolery

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

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Copy to:

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

VIA FACSIMILE AND U.S. MAIL

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Annex A

Each of the undersigned hereby acknowledges that in connection with the Schedule TO-T filed on February 11, 2010 (File No. 5-38422), as amended or supplemented:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  March 5, 2010

AIR PRODUCTS DISTRIBUTION, INC.

By	/s/ John D. Stanley
Name: John D. Stanley
Title: Secretary

AIR PRODUCTS AND CHEMICALS, INC.

By	/s/ John D. Stanley
Name: John D. Stanley
Title: Senior Vice President and General Counsel

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$ 4,963,777,380.00	$ 353,917.33

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010)) by $60.00 (the purchase price per share offered by Offeror).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 353,917.33	Filing Party:	Air Products Distribution, Inc./Air Products and Chemicals, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products.  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 4

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

(1)           The Purchaser shall make all determinations regarding the matters referred to in the Impairment Condition in its reasonable judgment.

(2)           The Purchaser shall not assert a failure of the condition to the Offer relating to Airgas’s declaration or payment of dividends (set forth in clause (e) of paragraph (vi) of Section 14 of the Offer to Purchase) solely as a result of the declaration and payment by Airgas of  the dividend of $0.22 per share of Common Stock declared on January 28, 2010 and payable on March 31, 2010 to Airgas stockholders of record as of March 15, 2010.

(3)           In the event that the Purchaser makes any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, it will inform Airgas’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

(4)           In the Schedule 14D-9 filed by Airgas with the SEC on February 22, 2010, Airgas reported that the Airgas Board had unanimously resolved that the Distribution Date under the Rights Agreement will be deferred until the earlier of (i) the close of business on the tenth calendar day after the Stock Acquisition Date (as defined above) and (ii) such date as may be determined by the Airgas Board.  Unless the Distribution Date occurs, a tender of shares of Common Stock will include a tender of the associated Rights.  If the Distribution Date does occur, Airgas stockholders will need to tender one Right with each share of Common Stock tendered in order for such share to be validly tendered in the Offer.  The Purchaser will not pay any additional consideration for the tender of a Right.

Item 5

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

On March 1, 2010, Lawrence S. Smith, a member of Air Products’ board of directors, contacted John van Roden, a member of the Airgas Board, by telephone to reiterate Air Products’ invitation to meet to discuss the Offer.  Mr. van Roden declined to engage with Mr. Smith on the matter.

Item 7

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

On March 3, 2010, Air Products entered into an amended and restated commitment letter (the “Amended and Restated Commitment Letter”) with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. with respect to the Acquisition Facility and letters of accession (the “Accession Letters”) with The Royal Bank of Scotland plc and RBS Securities Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc., BNP Paribas and BNP Paribas Securities Corp., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. pursuant to which such banks joined the Amended and Restated Commitment Letter as parties.  Pursuant to the Amended and Restated Commitment Letter and these Accession Letters, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc, Deutsche Bank AG Cayman Island Branch, BNP Paribas, HSBC Bank USA, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. have committed to provide the Acquisition Facility to Air Products in an aggregate amount of up to $6.724 billion.  The Amended and Restated Commitment Letter replaces JPMorgan Chase Bank, N.A.’s original commitment letter with respect to the Acquisition Facility (the “Original Commitment Letter”).  The terms and conditions of the Amended and Restated Commitment Letter with respect to the Acquisition Facility remain substantially the same as pursuant to the Original Commitment Letter and as described in the Offer to Purchase.  Copies of the Amended and Restated Commitment Letter and the Accession Letters are filed as an exhibit to this Schedule TO.

No alternative financing arrangements are in place at this time.

1

Item 11

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(1)           On February 22, 2010, Airgas filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the board of directors of Airgas unanimously recommends that Airgas’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(2)           On February 11, 2010, Air Products filed an amended complaint that included additional facts relevant to Air Products’ claims and that added a new cause of action seeking a declaration that Cravath is not disqualified from advising and representing Air Products in connection with the proposed transaction or any litigation relating to the proposed transaction.  On February 15, 2010, Air Products filed an Application for a Determination that Cravath, Swaine & Moore LLP May Continue to Serve as its Counsel and Appear in this Case on Behalf of Air Products.  On March 5, 2010, after considering relevant submissions from both parties, the Delaware Court of Chancery granted Cravath’s application and declared that Cravath may continue to serve as Air Products' counsel.

(3)           On February 12, 2010, the Pennsylvania Action was removed to the United States District Court for the Eastern District of Pennsylvania, captioned as Airgas, Inc. v. Cravath, Swaine & Moore LLP, Civil Action No. 10-612 (the “Federal Action”).  On February 22, 2010 the federal court granted Cravath’s motion to stay the Federal Action in order to allow the Delaware court to determine whether Cravath is disqualified from representing Air Products in the Delaware Action.  The federal court has scheduled a status and scheduling conference for June 23, 2010.

(4)           On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Montgomery County Employees’ Retirement Fund v. Peter McCausland, et al., Civil Action No. 5259 (the “Montgomery Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by refusing to consider Air Products’ overtures.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas Board to evaluate alternatives to maximize value and enjoining the members of the Airgas Board “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Policemen’s Annuity and Benefit Fund of Chicago v. Peter McCausland, et al., Civil Action No. 5263 (the “Chicago Policemen’s Stockholder Class Action”), the plaintiff alleges that the Airgas Board violated its fiduciary duties to Airgas stockholders by, among other things, failing to discuss Air Products’ offer with Air Products.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and requiring the Airgas directors to form a special committee of independent directors to consider and negotiate Air Products’ proposal, and other potential proposals, in good faith.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned City of Pontiac General Employees’ Retirement System and City of Pontiac Policemen’s & Firemen’s Retirement System v. Peter McCausland, et al., Civil Action No. 5262 (the “Pontiac Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board has breached its fiduciary duties.  On behalf of all Airgas stockholders, the plaintiff seeks, among other things, an order declaring that the Airgas directors breached their fiduciary duties and enjoining the Airgas Board from refusing to respond in good faith to acquisition offers that would maximize value and from taking further defensive measures that would render completing the acquisition more burdensome or expensive for a potential acquirer.

On February 10, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Louisiana Municipal Police Employees’ Retirement System v. Airgas, Inc., et al., Civil Action No. 5264 (the “Louisiana Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by failing to consider Air Products’ proposals and failing to form a special committee to evaluate the transaction.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, a declaration that the Airgas directors breached their fiduciary duties and an injunction to prevent the Airgas directors “from placing their own interests ahead of the interests of [Airgas] and its shareholders” or initiating defensive measures that would inhibit the Board’s ability to maximize value.

On February 16, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Plumbers’ Union Local No. 12 Pension Fund v. W. Thacher Brown, et al., Civil Action No. 5271 (the “Plumbers’ Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by “disenfranchising” Airgas’s stockholders and failing to consider Air Products’ proposals.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and directing the Airgas directors “to refrain from advancing their own interests at the expense of Airgas or its shareholders” and invalidating or directing Airgas to redeem the Rights.

2

On February 23, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Steven L. Berzner v. Peter McCausland, et al., Civil Action No. 5282 (the “ Berzner Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an evaluation of alternatives to maximize value for Airgas’s stockholders and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On March 2, 2010, the Delaware court consolidated these seven stockholder class actions into one action, captioned In re Airgas, Inc. Stockholder Litigation, Civil Action No. 5256.  On March 3, 2010, co-lead plaintiffs Montgomery County Employees’ Retirement Fund, City of Pontiac General Employees’ Retirement System, City of Pontiac Police & Fire Retirement System, Policemen’s Annuity and Benefit Fund of Chicago, and Plumbers Union Local No. 12 Pension Fund, filed a Verified Amended Class Action Complaint in the action.  Co-lead plaintiffs seek an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an appropriate evaluation of alternatives to maximize value for Airgas’s stockholders, and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.  On March 4, 2010, the co-lead plaintiffs in the consolidated action filed a motion to expedite the proceedings in that action.

Item 12.                                Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(iii)  Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).

(a)(5)(iv)  Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).

(a)(5)(v)  Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).

(a)(5)(vi)  Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).

(a)(5)(vii)  Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).

(a)(5)(viii)  Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(a)(5)(ix)  Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(b)(2)  Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.

(b)(3)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.

(b)(4)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.

(b)(5)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.

(b)(6)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.

(b)(7)  Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Senior Vice President and General Counsel

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Secretary

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EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.*
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.*
(a)(5)(iii)
Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).

(a)(5)(iv)
Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).

(a)(5)(v)
Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).

(a)(5)(vi)
Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).

(a)(5)(vii)
Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).

(a)(5)(viii)
Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(a)(5)(ix)
Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*
(b)(2)	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.
(b)(3)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.
(b)(4)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.
(b)(5)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.
(b)(6)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.
(b)(7)	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

Exhibit (b)(2)

J.P. MORGAN SECURITIES INC.
JPMORGAN CHASE BANK, N.A.
270 Park Avenue
New York, New York 10017

March 3, 2010

Amended and Restated Commitment Letter

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Attention:              Paul E. Huck
Senior Vice President and Chief Financial Officer

Ladies and Gentlemen:

In connection with the Credit Facility (as defined below) to be provided to Air Products and Chemicals, Inc., a Delaware corporation (“Aspen” or “you”), on the terms and subject to the conditions set forth herein, this letter agreement sets forth the understanding of the parties hereto regarding the participation in respect thereof of JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), J.P. Morgan Securities Inc., (“JPMorgan”) and each other bank or other financial institution that becomes a party hereto as an “Additional Initial Lender” or a “Joint Lead Arranger” pursuant to an accession letter in the form attached as Exhibit C hereto (each, an “Accession Letter”).  In this letter agreement, JPMorgan Chase Bank and the Additional Initial Lenders are collectively referred to as the “Initial Lenders”, JPMorgan and the Joint Lead Arrangers are collectively referred to as the “Arrangers”, and the Initial Lenders and the Arrangers are collectively referred to as the “Commitment Parties”.  This letter agreement, together with Exhibits A, B and C hereto (and the Annexes attached to such Exhibits) and each Accession Letter, are collectively referred to herein as this “Commitment Letter”.  This letter agreement amends and restates the Commitment Letter, dated February 4, 2010 (the “Original Commitment Letter”), among Aspen, JPMorgan and JPMorgan Chase Bank with respect to the Credit Facility.  Capitalized terms used but not defined herein are used with the meanings assigned to them in Exhibits A and B hereto (such exhibits, collectively, the “Term Sheets”).

You have informed the Commitment Parties that (a) you have commenced, through a newly formed subsidiary (“Offerco”), a tender offer (the “Offer”) for all of the common stock of a company previously identified to the Commitment Parties as Flashback (“Flashback”), (b) as promptly as practicable following a successful consummation of the Offer, you intend to effect a merger (the “Merger”) of Offerco with Flashback, with the surviving corporation of the Merger being a wholly owned subsidiary of Aspen, and (c) in connection with the Offer and the Merger, you intend to assist Flashback in effecting such timely prepayments and offers for outstanding indebtedness of Flashback as are required under the terms thereof as a consequence of the Offer or the Merger (the “Flashback Refinancing” and, together with the Offer and the Merger, the “Transactions”).  In order to finance the Transactions, you have requested that (a) JPMorgan agree to structure, arrange and syndicate a senior unsecured term credit facility in the principal amount of $6,724,000,000 (the “Credit Facility”), (b) JPMorgan Chase Bank commit to provide the entire amount of the Credit Facility, subject to the reductions as provided for herein, (c) each Additional Initial Lender, upon becoming a party hereto pursuant to an Accession Letter, commit to provide that portion of the Credit Facility as is specified with respect to such Additional Initial Lender in such Accession Letter and (d) JPMorgan Chase Bank agree to serve as administrative agent for the Credit Facility.

JPMorgan Chase Bank is pleased to advise you of its commitment to provide the entire principal amount of the Credit Facility, subject to the reductions provided for herein, upon the terms and subject to the conditions expressly set forth in this Commitment Letter.  Each Additional Initial Lender, upon execution and delivery by the parties thereto of an Accession Letter, will have committed to provide a portion of the Credit Facility specified in such Accession Letter, upon the terms and subject to the conditions expressly set forth in this Commitment Letter. Upon effectiveness of any such commitment of an Additional Initial Lender that becomes a party hereto on the date hereof, the commitment in respect of the Credit Facility of JPMorgan Chase Bank will be reduced by the amount of such commitment of such Additional Initial Lender in accordance with the Additional Initial Lender Fee Letter (as defined below).  Upon the effectiveness of any commitment in respect of the Credit Facility of any other Lender (as defined below), which commitment shall be evidenced as set forth below, the commitments of JPMorgan Chase Bank and the Additional Initial Lenders in respect of the Credit Facility shall be reduced in the aggregate by the amount of such commitment of such other Lender in accordance with the Additional Initial Lender Fee Letter.  The commitments in respect of the Credit Facility of the Initial Lenders are several and not joint.  For purposes of this Commitment Letter, the term “Additional Initial Lender Commitment” of any Additional Initial Lender shall mean, at any time, the amount of the commitment in respect of the Credit Facility of such Additional Initial Lender as set forth in the Accession Letter pursuant to which such Additional Initial Lender became a party thereto, as such commitment may be reduced as set forth herein or as otherwise set forth in Exhibit A hereto.

It is agreed that JPMorgan will act as a joint lead arranger and sole bookrunner for the Credit Facility (in such capacity, the “Bookrunner”), and that JPMorgan Chase Bank will act as the sole administrative agent for the Credit Facility, in each case upon the terms and subject to the conditions expressly set forth in this Commitment Letter.  Each of JPMorgan and JPMorgan Chase Bank will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles.  You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letters referred to below) will be paid in connection with the Credit Facility unless you and the Bookrunner shall so agree.

It is acknowledged that the Bookrunner has commenced, in consultation with you, the syndication of the Credit Facility to a group of banks and other financial institutions that will become Additional Initial Lenders and the Joint Lead Arrangers pursuant to the Accession Letters and, as soon as practical after the date hereof, intends to commence the syndication of the Credit Facility to other banks and other financial institutions that will provide commitments, to be evidenced pursuant to the Credit Facility Documentation or such other written documentation as you and the Bookrunner shall otherwise agree, to provide a portion of the Credit Facility (such syndication of the Credit Facility is referred to as the “Syndication”; and each such bank or other financial institution so committing during the Syndication being referred to as a “Lender”).  You acknowledge that the Bookrunner shall, in consultation with you, determine when the Syndication has been completed.  The Additional Initial Lenders, the Joint Lead Arrangers and the other banks and other financial institutions identified and selected to act as the Lenders shall be subject to your prior written consent (such consent not to be unreasonably withheld).  The Bookrunner will, in consultation with you and subject to your consent and consultation rights set forth above, manage the Syndication, including determining any title of agent or similar designations or roles awarded to any Lender (or any affiliate thereof), the acceptance of the commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Bookrunner or its affiliates pursuant to the terms of the Bookrunner Fee Letter (as defined below) (it being understood that no Lender shall be entitled to greater economics with respect to the Credit Facility than any of the Joint Lead Arrangers or Additional Initial Lenders).  The Bookrunner will determine the final commitment allocations for the Syndication, which final commitment allocations shall be subject to your prior written consent (such consent not to be unreasonably withheld).  To assist with the Syndication, you agree to use commercially reasonable efforts to execute and deliver definitive documentation with respect to the Credit Facility consistent with the terms set forth herein and in the Term Sheets (the “Credit Facility Documentation”), substantially concurrently with, or promptly following, the completion of the Syndication; provided that the terms of the Credit Facility Documentation shall appropriately reflect that you may learn information with respect to Flashback and its subsidiaries after the date of execution and delivery thereof.  Notwithstanding anything in this Commitment Letter to the contrary, the terms of the Credit Facility Documentation shall be negotiated by the parties hereto in good faith not to be in a form such that the Credit Facility is not available on the Effective Date if the conditions precedent expressly set forth in the eleventh paragraph hereof and in the Term Sheets are satisfied.

2

You agree to actively assist the Bookrunner in completing the Syndication in a manner satisfactory to the Bookrunner as soon as is practicable.  Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders (including, as reasonably requested, direct contact with individuals proposed), (c) your assistance in the preparation of a customary confidential information memorandum and other materials as contemplated below to be used in connection with the Syndication (collectively, the “Confidential Information Memorandum”), including using commercially reasonable efforts to assist in the completion of the Confidential Information Memorandum as soon as reasonably practicable following the date hereof, and (d) the hosting, with the Bookrunner, of one or more meetings and conference calls with prospective Lenders at times and locations mutually agreed upon.  It is understood that information available to you with respect to Flashback and its subsidiaries may be limited to information made publicly available by Flashback, and you shall not be deemed to be in breach of your agreements set forth above, or any other obligations to provide information or assist with respect to the Syndication, on account of such limitation.

The Bookrunner will not have any responsibility other than to arrange and syndicate the Credit Facility as set forth herein, and in no event shall the Bookrunner or any other Arranger be subject to any fiduciary or other implied duties.  To assist the Bookrunner in the Syndication, you will promptly prepare and provide all customary information with respect to you and, to the extent available to you, Flashback, and with respect to the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), that the Bookrunner may reasonably request in connection with the preparation of the Confidential Information Memorandum and otherwise in connection with the arrangement and syndication of the Credit Facility.  At the Bookrunner’s request, you agree to assist in the preparation of a version of the Confidential Information Memorandum and other information consisting exclusively of information and documentation that either is publicly available or is not material with respect to you and your affiliates and any of your or their respective securities (or, to the best of your knowledge, with respect to Flashback and its affiliates and any of its or their respective securities) for purposes of United States federal and state securities laws (all such information and documentation being “Public Lender Information”).  Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information”.  You further agree that each document to be disseminated by the Bookrunner to any Lender in connection with the Credit Facility will, at the request of the Bookrunner, be identified by you as either (a) containing Private Lender Information or (b) containing solely Public Lender Information, it being understood that such identification shall be made, insofar as such document contains information relating to Flashback and its subsidiaries, to the best of your knowledge.  You acknowledge and agree that the following documents may be distributed to “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to you, Flashback, your or its affiliates or your, its or their securities):  (i) drafts and final versions of the Credit Facility Documentation, (ii) administrative materials prepared by the Bookrunner for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda) and (iii) notification of changes in the terms of the Credit Facility.  You also agree to promptly deliver to the Commitment Parties copies of appropriate drafts and final versions of all amendments, modifications, waivers and consents to or in respect of the documents related to the Offer furnished to the Commitment Parties prior to the date hereof and appropriate drafts and final versions of all other material documents relating to the Transactions as may be prepared and signed following the date hereof, and in the case of each such draft to afford the Bookrunner an opportunity, reasonable under the circumstances, to comment on provisions thereof material to the interests of the Commitment Parties and the Lenders.

3

If any Initial Lender becomes a Defaulting Lender (as defined below), you may, at your sole expense and effort, upon notice to such Initial Lender and the Bookrunner, require such Initial Lender to assign and delegate, without recourse, all of its interests, rights and obligations under this Commitment Letter to an assignee selected by you in consultation with the Bookrunner (a “Replacement Lender”), that shall assume such obligations (which assignee may be another Initial Lender, if such other Initial Lender accepts such assignment).  The Bookrunner agrees to use its commercially reasonable efforts to assist Aspen in identifying a Replacement Lender and effecting any such assignment and delegation (it being understood that such efforts shall not be deemed to require the Bookrunner to cause any of its affiliates to agree to become the Replacement Lender).  It is understood and agreed that any such assignment and delegation shall not reduce or otherwise affect the commitments in respect of the Credit Facility of the other Initial Lenders.  For purposes of the foregoing, “Defaulting Lender” shall mean any Initial Lender that (a) is (or is controlled by any person or entity that is) insolvent or becomes subject to a bankruptcy, insolvency, receivership, conservatorship or other similar proceeding, (b) has (or is controlled by any person or entity that has) become a “defaulting” lender generally in credit agreements to which it is a party (other than actions taken in good faith to exercise or preserve its rights and remedies as lender) or (c) refuses to execute (after reasonable written notice to such Initial Lender) or, in your reasonable judgment following consultation with the applicable Initial Lender and the Bookrunner, materially delays in executing the Credit Facility Documentation.  Notwithstanding the foregoing, no Lender shall be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in such Lender or a parent company thereof by a governmental authority or an instrumentality thereof.

The fees related to the Credit Facility payable to the Additional Initial Lenders and the Joint Lead Arrangers are as set forth on the Additional Initial Lender Fee and Side Letter, dated March 3, 2010, among JPMorgan Chase Bank, JPMorgan and the Additional Initial Lenders (as amended, restated or otherwise modified from time to time, the “Additional Initial Lender Fee Letter”), and the fees payable to JPMorgan and JPMorgan Chase Bank are as set forth in the Fee Letter, dated as of February 4, 2010, among JPMorgan, JPMorgan Chase Bank and you (as amended as of the date hereof and as amended, restated or otherwise modified from time to time, the “Bookrunner Fee Letter”, and together with the Additional Initial Lender Fee Letter, the “Fee Letters”).  It is agreed that (a) no other fees shall be payable to any Additional Initial Lender or Joint Lead Arranger, in each case in its capacity as such, other than as set forth in the Additional Initial Lender Fee Letter and (b) in no event shall fees (expressed as percentages) paid or payable in respect of the Credit Facility to any Additional Initial Lender or Joint Lead Arranger be less than the fees (expressed as percentages) paid or payable in respect thereof to any other Additional Initial Lender (or any other Lender) or any other Joint Lead Arranger, in each case other than JPMorgan, JPMorgan Chase Bank and their affiliates.  You agree that, once paid, the fees or any part thereof payable by you hereunder shall not be refundable under any circumstances (except as expressly provided in the Fee Letters), regardless of whether the transactions or borrowings contemplated hereunder are consummated.

You hereby represent and warrant that (a) all written information and all oral communications made in Lender meetings and due diligence sessions held in connection with the Syndication, taken as a whole, other than the Projections provided to the Commitment Parties and information of a general economic or industry nature (the “Information”), that has been or will be made available to the Commitment Parties by you or any of your representatives (with respect to information relating to Flashback and its affiliates, in each case to the best of your knowledge) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Commitment Parties by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the related Projections are made available to the Commitment Parties (it being understood that (i) the Projections and your assumptions with respect thereto, in each case insofar as they relate to Flashback and its affiliates, would be based on information available to you with respect to Flashback and its subsidiaries and that such information may be limited, (ii) the Projections are subject to significant uncertainties, (iii) the variances between actual results and projected results may be material and (iv) no assurances can be given that any projections will be realized).  You understand that in arranging and syndicating the Credit Facility the Arrangers may use and rely on the Information and Projections without independent verification thereof.

4

The commitments of the Initial Lenders  pursuant hereto and the agreements of the Commitment Parties to perform the services described herein are subject to (a) (i) there not having occurred any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, operation, property or financial condition of Aspen and its subsidiaries, taken as a whole, since September 30, 2009 and (ii) no change having occurred or being threatened (or any development having occurred or being threatened that involves a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of  Flashback or any of its affiliates that, in the Borrower’s judgment, is or may be materially adverse to Flashback or any of its affiliates, (b) satisfaction of the Bookrunner that there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Aspen or any of its subsidiaries or, during any period when you control Flashback, Flashback or any of its subsidiaries, that could reasonably be expected to materially impair the Syndication, other than any amendment, refinancing or re-syndication of Aspen’s existing revolving credit facility (including any increase therein as mutually agreed) effected in coordination with the Arrangers, (c) compliance by you in all material respects with your agreements hereunder to provide information and otherwise assist in respect of the Syndication, other than to the extent noncompliance therewith has not materially impeded the Syndication, and (d) the other conditions expressly set forth in the Term Sheet.

You agree to indemnify and hold harmless each of the Commitment Parties, its affiliates and their respective officers, directors, employees, advisors and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Credit Facility, the use of the proceeds thereof, the Transactions or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable out-of-pocket legal expenses (but only for one firm of counsel for all the Commitment Parties; provided that if, in the reasonable opinion of the relevant Commitment Party, representation of all of the Commitment Parties by one firm of counsel would be inappropriate due to the existence of an actual or potential conflict of interest, you shall reimburse the reasonable out-of-pocket legal expenses of no more than such number of additional firms of counsel for the Commitment Parties as is necessary to avoid such actual or potential conflict of interest) or other expenses, in each case, incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity and reimbursement will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person or any of its affiliates or its or their respective officers, directors, employees, advisors or agents, (ii) to the extent they are found by a final, non-appealable judgment of a court to have resulted from a breach of the obligations of such indemnified person under this Commitment Letter or the Credit Facility Documentation and (iii) arising out of or in connection with any claim, litigation, investigation or proceeding that does not involve an act or omission of you or any of your affiliates and that is brought by an indemnified person against any other indemnified person.  You also agree to reimburse JPMorgan and JPMorgan Chase Bank and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and fees, charges and disbursements of counsel (but not more than one firm of counsel (other than regulatory counsel))) incurred in connection with the Credit Facility and any related documentation (including this Commitment Letter, the Fee Letters and the Credit Facility Documentation) or the administration, amendment, modification or waiver thereof.  No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with this Commitment Letter, the Credit Facility or the Transactions.

5

You acknowledge that the Commitment Parties and their affiliates (collectively referred to as the “Covered Parties”) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests.  The Covered Parties will not use confidential information obtained from you or your representatives by virtue of the Transactions or their other relationships with you in connection with the performance by them of services for other companies, and the Commitment Parties will not furnish any such information to other companies.  You also acknowledge that the Covered Parties have no obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained from other companies.

Each of the Covered Parties may have economic interests that conflict with yours.  You agree that each of the Covered Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter, the Fee Letters or otherwise in connection with the Credit Facility will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Covered Party and you, Flashback or any of their respective equityholders or affiliates.  You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letters (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between each Covered Party, on the one hand, and you, on the other, and in connection therewith and with the process leading thereto, (a) no Covered Party has assumed (i) an advisory responsibility in favor of you with respect to the financing transactions contemplated hereby or (ii) a fiduciary responsibility in favor of you with respect to the transactions contemplated hereby or, in each case, with respect to the exercise of rights or remedies with respect thereto or the process leading thereto (irrespective of whether any Covered Party has advised, is currently advising or will advise you on other matters) or any other obligation of any Covered Party except the obligations expressly set forth in this Commitment Letter and the Fee Letters and  (b) each Covered Party is acting solely as a principal and not as the agent or fiduciary of or any other person.  You acknowledge and agree that you have consulted your own legal and financial advisors to the extent you deemed appropriate, that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto and that no Covered Party provides accounting, tax or legal advice.

In addition, please note that JPMorgan has been retained by you as its financial advisor, (in such capacity, the “Financial Advisor”) in connection with the Offer and the Merger.  You agree not to assert any claim based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, any Covered Party arranging or providing or contemplating arranging or providing financing as contemplated herein.

This Commitment Letter shall not be assignable by (a) you without the prior written consent of each Commitment Party or (b) by any Commitment Party without the prior written consent of the Bookrunner and you (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and any indemnified persons (it being agreed that each Additional Initial Lender reserves the right in its sole discretion at any time to assign and delegate all or a portion of its commitment in respect of the Credit Facility hereunder, and to allocate all or a portion of its fees payable in connection therewith, to one or more of its affiliates, provided that no such assignment or delegation shall relieve such Additional Initial Lender of any of its obligations hereunder or under the Credit Facility Documentation, including of any obligation in respect of its commitment in respect of the Credit Facility, in the event such affiliate shall fail to perform such obligation in accordance with the terms hereof or the Credit Facility Documentation, as applicable).  The Commitment Parties agree, as between themselves and without affecting the rights of Aspen hereunder, that notwithstanding anything to the contrary in the Term Sheets and the Credit Facility Documentation, all assignments, participations and other transfers of commitments or loans in respect of the Credit Facility by any Commitment Party or any of its affiliates or branches (other than to affiliates as set forth above) shall be made in accordance with the procedures set forth in the Additional Initial Lender Fee Letter. This Commitment Letter may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto (including for the avoidance of doubt, each Additional Initial Lender and Joint Lead Arranger that shall have become a party hereto pursuant to an Accession Letter), and any term or provision hereof may be amended or waived only by a written agreement executed and delivered by all such parties hereto.

6

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.  This Commitment Letter and the Fee Letters are the only agreements that have been entered into among the parties hereto with respect to the Credit Facility (except for the Original Commitment Letter, which is amended and restated entirely to be in the form hereof (except that the indemnification provisions therein shall survive), and certain confidentiality and exclusivity agreements) and sets forth the entire understanding of the parties hereto with respect thereto (excluding the matters covered by such confidentiality and exclusivity agreements).

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.  Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of this Commitment Letter or the Fee Letters or any arrangement or other matter referred to herein or therein is hereby waived by the parties hereto.

Each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in New York City over any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letters.  Service of any process, summons, notice or document by registered mail addressed to any party hereto shall be effective service of process against such person for any suit, action or proceeding brought in any such court.  Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.  A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction any party hereto is or may be subject, by suit upon judgment.

This Commitment Letter is delivered to you on the understanding, and subject to your agreement, that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your directors, officers, employees, agents and advisors and (in the case of the Commitment Letter (but not the Fee Letters or the terms or substance thereof)), on a confidential basis, those of Flashback who are directly involved in the consideration of the Transactions or (b) (i) as may be compelled in a judicial or administrative proceeding, (ii) as otherwise required by law or regulation or requested by any United States or foreign governmental or regulatory authority having jurisdiction over Aspen, Flashback or their respective subsidiaries, (iii) without limiting clause (ii) above, in the case of the Commitment Letter (but not the Fee Letters or the terms and substance thereof) as you may determine is necessary or advisable to comply with your obligations under securities and other applicable laws and regulations and (iv) in the case of the Term Sheets and their terms and substance, to any rating agency in connection with the Transactions (in each such case pursuant to clause (b), you agree to inform the Arrangers promptly thereof except to the extent prohibited by applicable law). Notwithstanding anything to the contrary in this Commitment Letter, neither you nor any third party may disclose, circulate or refer to publicly (including in any public filings with the SEC, press release or otherwise) the Fee Letters or any of the contents thereof without the prior written consent of JPMorgan (not to be unreasonably withheld) except as provided in clause (b) of the preceding sentence.

7

The Commitment Parties shall use all nonpublic information received by them in connection with the Transactions solely for purposes that are the subject of this Commitment Letter and the transactions contemplated hereby and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to any Lenders or participants or prospective Lenders or participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to you or your obligations under the Credit Facility (collectively, “Specified Counterparties”), provided that any such disclosure shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or Specified Counterparty that such information is being disseminated on a confidential basis in accordance with the standard syndication process of JPMorgan or customary market standards for dissemination of such types of information, (b) in any legal, judicial, administrative proceeding or other process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (c) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent lawfully permitted to do so), (d) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information, (e) to any of its affiliates solely in connection with the Transactions (provided that such information shall be provided on confidential basis, and such Commitment Party shall be responsible for its affiliates’ compliance with this paragraph), (f) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter and (g) for purposes of establishing a “due diligence” or other similar defense.  The obligations of the Commitment Parties under this paragraph shall remain in effect until the earlier of (i) one year from the date of termination of the commitments and agreements of the Commitment Parties hereunder and (ii) the date the Credit Facility Documentation becomes effective, at which time any confidentiality undertaking in the Credit Facility Documentation shall supersede the provisions of this paragraph.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower (as defined in the Term Sheet), which information includes names and addresses and other information that will allow such Commitment Party to identify the Borrower in accordance with the Patriot Act.

The compensation, reimbursement, indemnification, syndication and confidentiality provisions contained herein and the market flex provisions contained in the Bookrunner Fee Letter, and any other provision herein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether the Credit Facility Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments and agreements of any Commitment Party hereunder; provided that your obligations under this Commitment Letter (but not the Fee Letters), other than your obligations with respect to indemnification, confidentiality and syndication, shall automatically terminate and be superseded by the provisions of the Credit Facility Documentation upon the effectiveness thereof, and you shall automatically be released from all liability in connection therewith at such time.  The commitments and agreements hereunder may be terminated in whole or in part by you at any time subject to the provisions of the preceding sentence.

8

Subject to the immediately preceding paragraph, the commitments and agreements of the Commitment Parties under this Commitment Letter shall automatically terminate upon the earliest to occur of (a) the Effective Date, (b) the consummation of the Merger, (c) the execution and delivery of the Credit Facility Documentation and the effectiveness thereof, (d) the termination or abandonment by you of the Offer and (e) February 4, 2011, unless, in the case of this clause (e), each Commitment Party shall, in its sole discretion, agree to an extension.

If the foregoing correctly sets forth the agreement between us and you, please indicate your acceptance of the terms hereof and of the Term Sheets by returning to us executed counterparts of this letter agreement by no later than 5:00 p.m., New York City time, on March 5, 2010.

[Remainder of Page Intentionally Left Blank]

9

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,
J.P. MORGAN SECURITIES INC.

By:	/s/ Lisa Kopff
	Name:	Lisa Kopff
	Title:	Executive Director

JPMORGAN CHASE BANK, N.A.,

By:	/s/ Stacey Haimes
	Name:	Stacey L. Haimes
	Title:	Executive Director

Accepted and agreed to as of the date first written above by:
AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ George G. Bitto
	Name:	George G. Bitto
	Title:	Vice President and Treasurer

[Signature page to Amended and Restated Committment Letter]

Exhibit A

SENIOR TERM CREDIT FACILITY
Summary of Terms and Conditions

March 2010
_______________________

Set forth below is a summary of the terms and conditions for the Credit Facility.  Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Amended and Restated Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) and in the other Exhibits attached thereto.

I.	PARTIES

Borrower:	Air Products and Chemicals, Inc., a Delaware corporation (the “Borrower”).

Joint Lead Arranger and Sole Bookrunner:	J.P. Morgan Securities Inc. (in such capacity, the “Bookrunner”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank” and, in such capacity, the “Administrative Agent”).

Lenders:
A syndicate of financial institutions, including JPMorgan Chase Bank, arranged by the Bookrunner and subject to prior written consent of the Borrower (not to be unreasonably withheld) (collectively, the “Lenders”).

II.	CREDIT FACILITY

Type and Amount:
One-year term credit facility (the “Credit Facility”; the commitments thereunder, the “Commitments”) in the amount of $6.724 billion or such lesser amount as shall be determined by the Borrower (the loans thereunder, the “Loans”), subject to reductions as set forth under the heading “Mandatory Prepayments and Commitment Reductions”.

Availability:
The Loans shall be made in one or more drawings commencing on the date of the consummation of the Offer (the “Effective Date”) (which date shall be no later than the one-year anniversary of the Execution Date (as defined below)) and ending on the date of the consummation of the Merger.  Repayments and prepayments of the Loans may not be reborrowed.

Exhibit A-1

Maturity and Amortization:	The Loans will mature, and be repayable in full, on the date that is one year after the Effective Date (the “Maturity Date”). The Loans will not be subject to any scheduled amortization.

Use of Proceeds:
The proceeds of the Loans shall be used to finance payments made to the equityholders of Flashback pursuant to the Offer and in connection with the Merger, to effect the Flashback Refinancing, to pay fees and expenses in connection with the Transactions and for working capital and other general corporate purposes of the Borrower and its subsidiaries.

III.	CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments:
The Loans may be optionally prepaid in an aggregate principal amount of $5.0 million or a multiple of $1.0 million in excess thereof at the option of the Borrower at any time upon same day (or, in the case of a prepayment of Eurodollar Loans (as defined in Annex I), three days’ prior) notice.  Optional prepayments of the Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:
The following amounts shall be applied to prepay the Loans (and, after the date of the Original Commitment Letter (the “Execution Date”) but prior to the Effective Date, to reduce the Commitments), subject to exceptions and thresholds set forth below or otherwise customary for similar investment-grade financings:

(a) 100% of the net cash proceeds of any issuance of equity on or after the Execution Date by the Borrower;

(b) 100% of the net cash proceeds of any incurrence of indebtedness for borrowed money on or after the Execution Date by the Borrower or any of its subsidiaries (other than Flashback and its subsidiaries, except to the extent that the Borrower is capable of directing the net cash proceeds of any such indebtedness incurred after the Effective Date for use in connection with the Offer, the Merger or the Flashback Refinancing) under any debt securities or any loan, credit or similar facility, other than (i) any refinancing of the existing revolving credit facility of the Borrower or any other existing indebtedness of the Borrower or any of its subsidiaries (including Flashback and its subsidiaries), (ii) any debt securities or any loan, credit or similar facilities entered into for working capital purposes or otherwise in the ordinary course of business and (iii) any commercial paper or securitization facilities entered into in the ordinary course of business;

Exhibit A-2

(c) 100% of the net cash proceeds of any non-ordinary course sale or other disposition on or after the Execution Date by the Borrower or any of its subsidiaries (other than Flashback and its subsidiaries, except to the extent that the Borrower is capable of directing the net cash proceeds of any such sale or other disposition consummated after the Effective Date for use in connection with the Offer, the Merger or the Flashback Refinancing) of any assets (including any such assets sold or agreed to be sold in order to secure regulatory approval for the consummation of the Offer or the Merger). A “non-ordinary course sale or other disposition” shall mean any sale or other disposition of assets in one transaction or series of related transactions for net cash proceeds of $100 million or more, except in connection with securitization facilities and as may be agreed.

Mandatory prepayments of the Loans may not be reborrowed.

IV.	CERTAIN CONDITIONS

Initial Conditions:	The Credit Facility shall be available on the Effective Date subject to (a) the satisfaction of the conditions set forth in Exhibit B and (b) the satisfaction of the conditions referred to below.

On-Going Conditions:
The making of each Loan (including the Loans made on the Effective Date) shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Credit Facility Documentation (other than the material adverse change and litigation representations and warranties, which shall be made only on, and effective only with respect to Loans made on, the Effective Date), and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

V.	CERTAIN DOCUMENTATION MATTERS

Credit Facility Documentation:
The definitive documentation for the Credit Facility (the “Credit Facility Documentation”) shall contain the following representations, warranties, covenants and events of default, in each case, applicable to the Borrower and its subsidiaries and subject to exceptions, baskets and materiality qualifiers set forth below or otherwise customary for similar investment grade financings.  Notwithstanding anything set forth herein to the contrary, for so long as any securities of Flashback constitute “margin stock” within the meaning of Regulation U, the restrictions on liens and other covenants or agreements set forth in the Credit Facility Documentation shall not apply to such securities to the extent the value of such securities exceeds 25% of the total value of all assets subject to such covenants and agreements.

Exhibit A-3

Representations and Warranties:
Financial statements (including, if provided, the pro forma financial statements contemplated by Exhibit B of the Commitment Letter); as of the Effective Date, no material adverse change with respect to the Borrower and its subsidiaries or Flashback and its subsidiaries; litigation; due organization; consents and approvals (including with respect to the Transactions); corporate power, authorization and enforceability; ERISA; no conflict; no default; payment of taxes; Investment Company Act; environmental compliance; use of proceeds (including compliance with margin regulations); and accuracy of disclosure.

For purposes of the foregoing, (a) the representation and warranty made with respect to material adverse change with respect to the Borrower and its subsidiaries and Flashback and its subsidiaries will be consistent with the absence of material adverse change condition precedent set forth in the eleventh paragraph of the Commitment Letter and (b) the representations and warranty with respect to accuracy of disclosure will be consistent with the provisions of the tenth paragraph of the Commitment Letter.

Affirmative Covenants:
Delivery of annual audited consolidated financial statements and quarterly unaudited consolidated financial statements; delivery of certificates, notices and other information; payment of taxes; preservation of existence; maintenance of properties and insurance coverage; compliance with laws (including ERISA and environmental laws); inspection rights; and keeping of records and books of account.

Financial Covenant:
Maximum consolidated ratio of consolidated indebtedness (in the amount that would be reflected on a balance sheet prepared on a consolidated basis in accordance with GAAP) to consolidated EBITDA, with the level to be agreed, to be tested quarterly commencing with the first full fiscal quarter ending after the Effective Date.

Negative Covenants:	Restrictions on: liens; subsidiary indebtedness (including guarantees of indebtedness, unless the Credit Facility shall be equally and ratably guaranteed); and fundamental changes.

Events of Default:
Failure to pay any principal when due; failure to pay any interest or fees payable within five business days of the date when due; breach of covenants (subject, in the case of all affirmative covenants other than with respect to delivery of default notices and the use of proceeds, to a 20-day grace period after receipt of written notice thereof from the Administrative Agent), any representation or warranty inaccurate in any material respect when made (subject to a 20-day grace period where correctable); non-payment or acceleration in respect of material debt; final non-appealable material judgments; insolvency and bankruptcy events; and change of control (to be defined).

Exhibit A-4

Voting:
Amendments and waivers with respect to the Credit Facility Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Loans and unused Commitments, except that (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) reductions in the amount of principal owed to such Lender, (ii) extensions of the scheduled date of maturity of any Loan, (iii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iv) increases in the amount or extensions of the expiry date of any Lender’s Commitment and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting requirements.

The Credit Facility Documentation will contain customary provisions (a) with respect to defaulting Lenders (including, without limitation, the non-pro rata removal or replacement of any Lender that has (or is controlled by any person or entity that has) been deemed insolvent or become subject to a bankruptcy, insolvency, receivership, conservatorship or other similar proceedings, or has otherwise become a “defaulting” lender generally in credit agreements to which it is a party, and (b) for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding more than 50% of the aggregate amount of the Loans and unused Commitments shall have consented thereto.

Assignments and Participations:
The Lenders shall be permitted to assign their Loans and Commitments with the consent (other than in the case of assignments of Loans to Lenders, affiliates of Lenders and approved funds) of the Borrower and the Administrative Agent (each such consent not to be unreasonably withheld or delayed).

In addition, the Lenders shall be permitted to sell participations in their Loans and Commitments.  Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions.  Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above.  Pledges of Loans in accordance with applicable law shall be permitted without restriction.  Promissory notes shall be issued only upon request.

Yield Protection:
The Credit Facility Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

Exhibit A-5

Expenses and Indemnification:
The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Bookrunner associated with the syndication of the Credit Facility and the preparation, execution, delivery and administration of the Credit Facility Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel (but only one firm of counsel) to the Administrative Agent and the Bookrunner); and (b) all reasonable out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel (but only one firm of counsel) to the Administrative Agent and the Lenders) in connection with the enforcement of the Credit Facility Documentation.

The Administrative Agent, the Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent they are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of the relevant indemnified party or any of its affiliates or their respective officers, directors, employees, advisors or agents).

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and the Bookrunner:	Simpson Thacher & Bartlett LLP.

Exhibit A-6

Annex I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans bear interest at a rate per annum equal to (a) the ABR plus the Applicable Amount or (b) the Eurodollar Rate plus the Applicable Amount. As used herein:

“ABR” means the highest of (a) the rate of interest publicly announced by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.5% and (c) the Eurodollar Rate for a one month interest period plus 1.0%.

“Applicable Amount” has the meaning set forth in Annex I-A.

“Eurodollar Rate” means the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) appearing on the Reuters Screen LIBOR01 Page.

Interest Payment Dates:
In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:
The Borrower shall pay a commitment fee, payable quarterly in arrears, from the Effective Date until the termination or expiration of the Commitments, calculated at the rate per annum based upon the grid set forth in Annex I-A on the average daily unused amount of the Commitments.

Duration Fees:	The Borrower shall pay duration fees on the aggregate principal amount of the outstanding Loans in such amounts and on such dates as are set forth on Annex I-B.

Default Rate:
At any time when the Borrower is in default in the payment of any amount of principal due under the Credit Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto.  Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Exhibit A-7

Annex I-A

PRICING GRID

“Applicable Amount” means the percentage per annum set forth below under the applicable type of loan opposite the Public Debt Ratings in effect at the time:

Public Debt Ratings	Applicable Amount		Commitment Fee
	Eurodollar Loan	ABR Loan
≥ A- or A3	1.75%	0.75%	0.25%
= BBB+ or Baa1	2.00%	1.00%	0.30%
= BBB or Baa2	2.25%	1.25%	0.375%
= BBB- or Baa3	2.75%	1.75%	0.50%
< BBB- or Baa3	3.50%	2.50%	0.75%

The Applicable Amount with respect to the Loans will increase by an additional 50 basis points as of the last day of each 90-day period after the Effective Date.

For purposes of the foregoing, (a) if the ratings established or deemed to have been established by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) for such debt shall be changed (other than as a result of a change in the rating system of S&P or Moody’s), such change shall be effective as of the date on which it is first announced by the applicable rating agency; (b) if the ratings established or deemed to have been established by S&P and Moody’s for such debt shall fall within different levels, the Applicable Amount shall be based on the higher of the two ratings unless one of the two ratings is two or more levels lower than the other, in which case the Applicable Amount shall be determined by reference to the level next below that of the higher of the two ratings; and (c) if either S&P or Moody’s shall not have in effect a rating for such debt (other than by reason of the circumstances referred to in the last sentence of this paragraph), then such rating agency shall be deemed to have established a rating below BBB- or Baa3, as applicable.  Each change in the Applicable Amount shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.  If the rating system of S&P or Moody’s shall change, the Borrower and the Lenders shall negotiate in good faith to amend this paragraph to reflect such changed rating system and, pending the effectiveness of any such amendment, the Applicable Amount shall be determined by reference to the rating most recently in effect prior to such change.

“Public Debt Ratings” means, as of any date, the rating that has been most recently announced by either S&P or Moody’s, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower.

Exhibit A-8

Annex I-B

BRIDGE FACILITY DURATION FEES

The Borrower shall pay a duration fee for the ratable benefit of the Lenders under the Credit Facility on the dates set forth below, equal to the Applicable Duration Fee Percentage of the aggregate principal amount of Loans outstanding as of such date:

Days after the Effective Date	90 days	180 days	270 days
Applicable Duration Fee Percentage	0.75%	1.25%	1.75%

Exhibit A-9

Exhibit B

CONDITIONS PRECEDENT

The availability of the Credit Facility shall be subject to the satisfaction of the following conditions, in addition to the conditions expressly set forth in the Commitment Letter and the Term Sheets attached as Exhibit A thereto.  Capitalized terms used but not defined herein have the meanings given in the Commitment Letter and Exhibit A thereto.

1.  The Borrower shall have executed and delivered definitive documentation with respect to the Credit Facility, which documentation shall be reasonably acceptable to the Arrangers as consistent with the terms set forth in the Term Sheets.

2.  (a) The Offer shall have been consummated substantially concurrently with the initial funding of the Credit Facility in accordance with the terms of the definitive documents relating to the Offer (collectively, the “Offer Documents”), which Offer Documents shall in any event be reasonably acceptable to the Arrangers; (b) to the extent the Merger Agreement and any related documentation (collectively, the “Merger Documents”) have been executed and delivered prior to the Effective Date, the same shall be reasonably acceptable to the Arrangers; (c) the Borrower shall have delivered to the Arrangers copies of all amendments, modifications, waivers and consents under the Offer Documents and, if applicable, the Merger Documents; (d) without the prior written consent of the Arrangers, there shall have been no amendment, modification, waiver or consent of any term or provision of the Offer Documents or, if applicable, the Merger Documents to the extent that such amendment, modification, waiver or consent would be materially adverse to the interests of the Arrangers or the Lenders; and (e) after giving effect to the consummation of the Offer on the Effective Date, the Borrower shall own a majority of the shares of common stock of Flashback on a fully diluted basis and, if the Merger Agreement has been executed and delivered, there shall be no reason known to the Borrower as to why the Merger is not likely to be consummated in accordance with the Merger Agreement.

3.  The Lenders, the Administrative Agent and the Arrangers shall have received all fees and expenses required to be paid by the Borrower on or before the Effective Date pursuant to the Commitment Letter, the Bookrunner Fee Letter or the Credit Facility Documentation to the extent invoiced prior to the Effective Date.

4.  As of the Effective Date, no default or event of default shall have occurred and be continuing, or shall occur as a result of the consummation of the Offer and the Merger and the financings thereof, under the Borrower’s Revolving Credit Agreement, dated as of May 23, 2006, or any refinancing or replacement thereof.

5.  The Borrower shall on the Effective Date, and taking into account the Transactions, have (a) an unsecured long-term obligations rating of at least “Baa3” (with stable (or better) outlook) from Moody’s and (ii) a long-term issuer credit rating of at least “BBB-” (with stable (or better) outlook) from S&P, which ratings and outlooks shall have been reaffirmed within seven days prior to funding (to the extent the Effective Date is more than 60 days after the original date of receipt of such ratings).

6.  The Administrative Agent shall have received such legal opinions, certificates (including a chief financial officer’s solvency certificate), documents and other instruments and information as are customary for transactions of this type as it may reasonably request.  The Administrative Agent and the Lenders shall have received all information reasonably requested by them, reasonably in advance of the Effective Date, under PATRIOT Act and related compliance laws, which requested information shall have been received by them at least five business days prior to the Effective Date.

Exhibit B-1

7.  The Lenders shall have received (a) audited consolidated financial statements of the Borrower for the three most recent fiscal years ended at least 90 days prior to the Effective Date, (b) unaudited consolidated financial statements of the Borrower for each interim quarterly period ended after the latest fiscal year referred to in clause (a) above and at least 45 days prior to the Effective Date, and unaudited consolidated financial statements for the same period of the prior fiscal year, (c) to the extent available to the Borrower, pursuant to the Merger Agreement, if applicable, or otherwise, such audited or unaudited consolidated financial statements of Flashback, to the extent necessary to comply with Regulation S-X of the Securities Act of 1933, as amended (“Regulation S-X”), in a registered offering and (d) all other financial statements for completed or pending acquisitions as are available to the Borrower and may be required under Regulation S-X in a registered offering.

8.  The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as at the end of the most recent fiscal year ended at least 90 days prior to the Effective Date and a pro forma statement of operations for each of (a) the most recent fiscal year of the Borrower ended at least 90 days prior to the Effective Date and (b) the most recent interim quarterly period of the Borrower ending at least 45 days prior to the Effective Date, in each case adjusted to give effect to the consummation of the Transactions and the financings contemplated hereby as if such transactions had occurred on such date or on the first day of such period, as applicable.  To the extent practicable, such pro forma financial statements shall be prepared in accordance with Regulation S-X, but it is acknowledged that to the extent the Borrower is limited as to information relating to Flashback and its subsidiaries, such preparation may not be practicable.

Exhibit B-2

Exhibit C
FORM OF ACCESSION LETTER

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:    Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

[______________] is pleased to advise you of its commitment to provide $[_________________] of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that [________] will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

[__________] [Each of [  ] and [  ]] acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger”[, respectively,] for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

1

Very truly yours,
[PLEASE INSERT INSTITUTION’S NAME]

By:
Name:
Title:

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of the date first written above by:
AIR PRODUCTS AND CHEMICALS, INC.

By:
Name:
Title:

Exhibit (b)(3)

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:    Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

The Royal Bank of Scotland plc is pleased to advise you of its commitment to provide $1,025,000,000 of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that RBS Securities Inc. will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

Each of The Royal Bank of Scotland plc and RBS Securities Inc. acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger”, respectively, for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

1

Very truly yours,
THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Belinda Tucker
Name: Belinda Tucker
Title: Senior Vice President

RBS SECURITIES INC.

By:	/s/ Peter Klein
Name: Peter Klein
Title: Managing Director

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of
the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:     /s/ George G. Bitto
Name:  George G. Bitto
Title:  Vice President and Treasurer

[Signature Page to Joint Lead Arranger Accession Letter]

Exhibit (b)(4)

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:      Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

Deutsche Bank Cayman Island branch is pleased to advise you of its commitment to provide $1,008,600,000 of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that Deutsche Bank Securities Inc. will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

Each of Deutsche Bank Cayman Island branch and Deutsche Bank Securities Inc. acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger”, respectively, for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

By:	/s/ Heidi Sandquist
Name: Heidi Sandquist
Title: Director

By:	/s/ Ming K Chu
Name: Ming K Chu
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Heidi Sandquist
Name: Heidi Sandquist
Title: Director

By:	/s/ Ming K Chu
Name: Ming K Chu
Title: Vice President

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ George G. Bitto
Name: George G. Bitto
Title: Vice President and Treasurer

[Signature Page to Joint Lead Arranger Accession Letter]

Exhibit (b)(5)

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:    Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

BNP Paribas is pleased to advise you of its commitment to provide $1,025,000,000 of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that BNP Paribas Securities Corp. will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

Each of BNP Paribas and BNP Paribas Securities Corp. acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger”, respectively, for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

1

Very truly yours,
BNP PARIBAS, as Additional Initial Lender

By:	/s/ Simone Vinocour
Name: Simone Vinocour
Title: Director

By:	/s/ Renaud-Franck Falce
Name: Renaud-Franck Falce
Title: Managing Director

BNP PARIBAS SECURITIES CORP., as Joint Lead Arranger
By:	/s/ Renaud-Franck Falce
Name: Renaud-Franck Falce
Title: Managing Director

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of
the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:      /s/ George G. Bitto
        Name:  George G. Bitto
Title:  Vice President and Treasurer

[Signature Page to Joint Lead Arranger Accession Letter]

Exhibit (b)(6)

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:    Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

HSBC Bank USA, N.A. is pleased to advise you of its commitment to provide $1,025,000,000 of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that HSBC Securities (USA) Inc. will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

Each of HSBC Bank USA, N.A. and HSBC Securities (USA) Inc. acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger”, respectively, for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

1

Very truly yours,
HSBC SECURITIES (USA) INC.

By:	/s/ Richard A. Jackson
Name: Richard A. Jackson
Title: Managing Director Leveraged & Acquisition Finance

HSBC BANK USA, N.A.
By:	/s/ David Mandell
Name: David Mandell
Title: Managing Director

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of
the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:    /s/ George G. Bitto
Name:  George G. Bitto
Title:  Vice President and Treasurer

[Signature Page to Joint Lead Arranger Accession Letter]

Exhibit (b)(7)

March 3, 2010

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA  18195-1501

Attention:    Paul E. Huck
Senior Vice President and Chief Financial Officer

Accession Letter

Ladies and Gentlemen:

Reference is made to the Amended and Restated Commitment Letter, dated March 3, 2010 (such letter, including the exhibits thereto, and as amended, restated or otherwise modified from time to time, the “Commitment Letter”), initially among Air Products and Chemicals, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Terms used but not defined in this Accession Letter have the meanings assigned to them in the Commitment Letter.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. is pleased to advise you of its commitment to provide $1,025,000,000 of the aggregate principal amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in the Commitment Letter, subject to the reductions of such commitments as set forth in the third paragraph of the Commitment Letter.

It is agreed that The Bank of Tokyo-Mitsubishi UFJ, Ltd. will act as a joint lead arranger and syndication agent in respect of the Credit Facility.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. acknowledges receipt of a copy of the Commitment Letter and agrees, by its execution and delivery of this Accession Letter, to become a party to the Commitment Letter as an “Additional Initial Lender” and a “Joint Lead Arranger” for all purposes of the Commitment Letter and to undertake and be bound by all the terms and conditions thereof and shall be entitled to all of the exculpations, rights and benefits thereof.

[Remainder of Page Intentionally Left Blank]

1

Very truly yours,
THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Jerry Fall
Name: Jerry Fall
Title: Authorized Signatory

By:	/s/ Jeffrey Millar
Name: Jeffrey Millar
Title: Authorized Signatory

[Signature Page to Joint Lead Arranger Accession Letter]

Accepted and agreed to as of
the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:     /s/ George G. Bitto
Name:  George G. Bitto
Title:  Vice President and Treasurer

[Signature Page to Joint Lead Arranger Accession Letter]